

September 13, 2010

Via Facsimile (800) 836-0714 and U.S. Mail

M. Richard Cutler
Cutler Law Group, P.C.
3355 West Alabama
Suite 1150
Houston, TX 77098

> **RE: Clean Diesel Technologies, Inc.**
> **Response to comments filed September 8, 2010**
> **Soliciting Materials filed pursuant to Rule 14a-12 filed by The Committee to Restore Stockholder Value and Integrity for Clean Diesel filed September 7 and 13, 2010**
> **File No. 001-33710**

Dear Mr. Cutler:

We have reviewed your filings and have the following comments.

Response Letter and Soliciting Materials

1.   We reissue prior comment 1. We are unable to find the information required by Rule 14a-12(a)(1)(i) and it appears that the legend required by Rule 14a-12(1)(ii) is incomplete. Also, apply this comment to your website and to your soliciting materials filed on September 13, 2010.

2.   We reissue prior comment 2 with respect to the following disclosure:

- Your assertion that "[m]anagement has refused to pursue leads and close sales in promising new markets, and instead has focused solely on selling the company" (July 13, 2010 filing). The materials you provided do not appear to support your assertions.
- Your assertions that "[i]gnoring fiduciary duty to stockholders and violating NASDAQ rules, Clean Diesel is recklessly operating with a single member audit committee. In our opinion, Clean Diesel's viability as a public company is being seriously threatened under current management" (July 13, 2010). Your materials do not appear to address the way in which having a one-member audit committee is reckless. It also appears that Clean Diesel's viability <u>as a NASDAQ-listed</u> company may be threatened, assuming the cure period referenced in your excerpt from the company's 10-K/A has expired.

- With respect to your response relating to the language referenced immediately above, please provide us with supplemental information that supports your statements relating to Mr. Gray.
- The statements labeled "Issue 3" in your response letter (July 13, 2010). In this respect
  - o it is unclear how the allegations made the company's former CFO in her speech to the board of directors could result in exposure "to potentially significant legal liabilities under the U.S. securities laws,"
  - o please tell us the consideration you have given to disclosing that the former CFO is a member of the Committee to Restore Clean Diesel and that it appears it is her complaint that has resulted in the company being investigated and potentially being subject to a whistleblower suit, and
  - o please tell us the basis for your belief that the board "should have informed stockholders of these material events."
- It is unclear how the facts provided in support of the statement labeled "Issue 5" lead to the conclusion that the company's management is wasting corporate assets and destroying stockholder value.
- With respect to your statement that ". . . there is hidden value in the company's IP that can be extracted for stockholder benefit," please confirm that in future soliciting materials you will clarify that there has been no appraisal of these assets and thus there is no certainty that the assets have any value.

3.   We note your response to prior comment 5. Please confirm that in future soliciting materials in which you make statements similar to the one referenced in our prior comment you will provide the clarification included in your response.

4.   We note your response to prior comment 6. Please confirm that you will refrain from making statements similar to the statements referenced in our prior comment until such time as you are able to provide specific information about your nominees, other than a vague reference to a railroad executive.

Closing Information

Please direct any questions to me at (202) 551-3619.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions